October 20, 2015

VIA EDGAR

Securities and Exchange Commission
Chief, Office of Information Technology
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Claymore Exchange-Traded Fund Trust (the “Trust”) (Filing Nos. 333-134551 & 811-21906)
CIK: 0001364089
Post-Effective Amendment No. 394
Amendment No. 397
Accession No. 0001628280-15-007718

Request for Filing Date Adjustment of 485APOS Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 13(b) of Regulation S-T, the Trust hereby respectfully requests an adjustment of the filing date of Post-Effective Amendment No. 394 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A, which was filed with the Securities and Exchange Commission (“SEC”) via EDGAR (Accession No. 0001628280-15-007718) on Monday, October 19, 2015. The Trust wishes to adjust the filing date of the Amendment to reflect Friday, October 16, 2015, the date of the initial attempted transmission. The Amendment relates solely to Guggenheim Large Cap Optimized Diversification ETF.
The reason for the request is that the Amendment was filed late due to a technical error on the part of the Trust’s third party filing agent (“Workiva”) which caused the Amendment to be filed and accepted by the SEC at 5:32 pm.
Test filings of the Amendment were confirmed at 4:33 pm, 4:55 pm and 5:05 pm on October 16, 2015 and are filed herewith. Workiva was instructed that the Amendment should be filed that day, but due to technical errors at Workiva, the Amendment was not accepted until just after the 5:30 pm filing deadline.
The Trust will be harmed if the request for a filing date adjustment is not granted because the current filing date would delay the effectiveness of the Amendment until the next calendar year. The Trust’s business needs require that the Amendment be effective as early as December 31, 2015.
The Trust made a good faith attempt to file the Amendment in a timely manner but the filing was delayed due to technical difficulties beyond the Trust’s control.  Accordingly, the Trust believes that an adjustment of the filing date of the Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 13(b).
Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.

Sincerely,
/s/ Mark E. Mathiasen

Mark E. Mathiasen
Secretary of the Trust